SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Financial Statements

Net Serviços de Comunicação S.A.

June 30, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed Financial Statements

A period ended on June 30, 2010

REPORT OF THE SPECIAL REVIEW

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in accordance with accounting practices adopted in Brazil.

Special review report of independent auditors

To The Board of Directors and Stockholders

Net Serviços de Comunicação S.A.

São Paulo – SP

1.  We have performed a special review of the accompanying Quarterly Financial Information of Net Serviços de Comunicação S.A. (“Company”) for the three and six-month periods ended June 30, 2010, including the balance sheet and the related statements of comprehensive income, changes in stockholders’ equity, cash flows, explanatory notes and the report on the Company’s performance. This Quarterly Financial Information is the responsibility of the Company’s management.

2.  Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.  Based on our review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to in paragraph 1 in order for it to comply with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information.

4.  As mentioned in Note 2, during 2009, CVM approved several accounting pronouncements, interpretations and guidance, which were issued by the Accounting Pronouncements Committee (CPC), with mandatory application for the year ending in 2010. These accounting pronouncements, interpretations and guidance change the accounting practices adopted in Brazil. These changes were adopted by the Company for the preparation of its Quarterly Financial Information for the quarter ended June 30, 2010, as described in Note 2. The Quarterly Financial Information for the  quarter ended June 30, 2009 provided for comparison purposes, was adjusted to reflect the changes in the accounting practices adopted in Brazil with mandatory application for the year ending in 2010.

São Paulo, July 19, 2010.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-1

B. Alfredo Baddini Blanc

Accountant CRC 1SP126402/O-8

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed Balance Sheets

(In thousands of reais)

	Notes	06/30/2010	12/31/2009
ASSETS		(Unaudited)
Current
Cash and cash equivalents	3	570,147	760,452
Receivables		78,099	59,872
Inventories		19,421	14,750
Related parties	9	57,387	20,107
Subsidiaries receivables schedule	9	41,178	58,823
Recoverable taxes	4	6,974	972
Prepaid expenses		16,398	18,660
Interest on stockholder's equity capital and dividend receivables	9	101,383	72,907
Rights for prepaid use	9	85,056	79,640
Other assets		5,148	5,266
Total current assets		981,191	1,091,449

Non-current

Judicial deposits		41,625	39,495
Receivables from related parties	9	150,569	119,673
Deferred income taxes	4	243,157	268,687
Recoverable taxes	4	59,275	61,302
Rights for prepaid use	9	280,492	300,135
Investments	5	1,820,106	1,867,806
Property, plant and equipment	6	975,620	902,494
Intangibles	7	2,374,615	2,408,552
Other non-current assets		2,176	4,355
Total non-current assets		5,947,635	5,972,499

Total assets		6,928,826	7,063,948

	Notes	06/30/2010	12/31/2009
LIABILITIES		(Unaudited)
Current
Suppliers		127,510	117,738
Programming suppliers		79,942	64,957
Fiscal obligations		15,518	23,861
Payroll and related charges		87,038	101,771
Debt	8	52,330	38,674
Accounts payable to related parties	9	60,138	130,088
Copyrights accounts payable		50,095	44,502
Interest on stockholder's equity capital and dividend payables	9	2,627	2,627
Deferred revenues	9	71,565	68,266
Unrealized losses on derivatives	15	2,571	19,580
Other accounts payable		3,396	29,192
Total current liabilities		552,730	641,256

Non-current
Deferred taxes	4	177,181	183,884
Debt	8	1,874,041	2,001,630
Deferred revenues		244,550	260,177
Accounts payable to related parties	9	10,213	14,975
Provisions	10	438,502	427,950
Other accounts payable		21,744	26,561
Total non current liabilities		2,766,231	2,915,177

Stockholder's equity
Share capital	11	5,599,320	5,599,320
Capital reserves		153,168	153,168
Accumulated deficit		(2,142,623)	(2,244,973)
		3,609,865	3,507,515

Total liabilities and stockholder's equity		6,928,826	7,063,948

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed statements of comprehensive income (Unaudited)

(In thousands of Reais)

		Three months period ended June 30,		Six months period ended June 30,
	Notes	2010	2009	2010	2009

Net Sales	13	436,820	73,063	892,518	153,016
Cost of services rendered		(258,564)	(30,808)	(518,698)	(45,168)
Gross profit		178,256	42,255	373,820	107,848

Operating income expenses
Selling expenses		(55,148)	(16,676)	(105,676)	(32,181)
General and administrative expenses		(71,450)	(12,537)	(135,638)	(40,857)
Depreciation and amortization		(24,715)	(16,429)	(52,920)	(28,439)
Other expenses		3,914	(1,363)	404	(1,784)
		(147,399)	(47,005)	(293,830)	(103,261)
Investments in subsidiaries
Equity	5	91,498	114,415	164,331	221,652
		91,498	114,415	164,331	221,652

Finance results
Finance expenses	14	(83,032)	22,502	(179,619)	(9,723)
Finance income	14	25,971	4,094	53,640	10,804
		(57,061)	26,596	(125,979)	1,081

Profit before income taxes and social contribution		65,294	136,261	118,342	227,320

Current	4	863	(2)	2,902	(2)
Deferred	4	(9,694)	43,469	(18,894)	72,516
		(8,831)	43,467	(15,992)	72,514

Profit for the period from operations		56,463	179,728	102,350	299,834

Basic and diluted earnings per share – common	12	0.15	0.49	0.28	0.82
Basic and diluted earnings per share – preferred	12	0.17	0.54	0.31	0.90

The Company has no other comprehensive results that should be included in these financial statements.

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Statements of Changes in Stockholders’ Equity (Unaudited)

For the six months ended on June 30, 2010 and 2009

(In thousands of reais)

		Number of Shares (thousands)		Capital Stock			Capital Reserves
	Notes	Common	Preferred	Subscribed	To be paid in	Paid in	Goodwill on share issues	Special Goodwill Reserve	Premium on issue of debentures	Accumulated deficit	Total
Balances on December 31, 2008		113,051	225,688	5,553,269	(12,923)	5,540,346	8,702	148,495	54,945	(2,980,921)	2,771,567

Capital increase by:
Absorption of special goodwill reserve		1,409	2,816	58,974	-	58,974	-	(58,974)	-	-	-

Profit for the period		-	-	-	-	-	-	-	-	299,834	299,834

Balances on June 30, 2009		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,681,087)	3,071,401

Balances on December 31, 2009		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,244,973)	3,507,515

Profit for the period		-	-	-	-	-	-	-	-	102,350	102,350

Balances on June 30, 2010		114,460	228,504	5,612,243	(12,923)	5,599,320	8,702	89,521	54,945	(2,142,623)	3,609,865

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed statements of cash flows (Unaudited)

For the six months periods ended on June 30, 2010 and 2009

 (In thousands of reais)

	2010	2009
Cash flows from operating activities
Profit for the period	102,350	299,834
Adjustments to reconcile profit for the period to cash flow from operating activities
Equity	(164,331)	(221,652)
Net variations in monetary restatement and exchange rate	48,668	(131,391)
Interest expense on borrowing	89,933	71,002
Depreciation and amortization	180,725	33,391
Losses / (Gains) on hedge instruments	4,929	64,689
Deferred income taxes and social contribution	18,894	(72,516)
Earnings on sale of property, plant and equipment assets	890	133
Provisions	2,308	(411)

Variations in assets and liabilities
(Increase) decrease in receivables	(18,227)	(4,516)
(Increase) decrease in inventories and other credits	(4,671)	197
(Increase) decrease in recoverable taxes	21,555	5,753
(Increase) decrease in other assets	(44,378)	248,560
(Increase) decrease in prepaid expenses	2,262	(2,001)
Increase (decrease) of suppliers and programming	24,757	(20,482)
Increase (decrease) in fiscal obligations	(33,939)	(5,098)
Increase (decrease) in payroll and related charges	(20,202)	(6,880)
Increase (decrease) in deferred revenues	(12,328)	2,946
Increase (decrease) in provisions and other accounts payable	(172,426)	(98,464)
Net Cash provided by operating activities	26,769	163,094

Cash flow from investing activities
Acquisition of investments, net of cash acquired	-	(112,257)
Acquisition of property, plant and equipment and intangibles	(174,526)	(27,868)
Cash proceeds from sale of property, plant and equipment assets	188	1
Net cash used in investing activities	(174,338)	(140,124)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Condensed statements of cash flows (Unaudited)

For the six months periods ended on June 30, 2010 and 2009

 (In thousands of reais)

	2010	2009
Cash flow from financing activities
Loans and financings
Incoming	7,530	790
Payments interest	(82,276)	(74,516)

Related parties
Incoming	456,635	429,687
Payments	(424,625)	(399,405)
Net cash used in financing activities	(42,736)	(43,444)

Net increase in cash and cash equivalents	(190,305)	(20,474)

Cash and cash equivalents at beginning of the period	760,452	189,329
Cash and cash equivalents at end of the period	570,147	168,855

	(190,305)	(20,474)

See accompanying notes to condensed financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

1. Operations

Net Serviços de Comunicação S.A. (“Net Serviços” or “the Company”) is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo stock exchange. The Company is located in Brazil and its headquarters are located in São Paulo.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Telmex Internacional S.A.B. de C.V. (Telmex), jointly provide voice services under the “NET FONE VIA EMBRATEL” brand name.

In addition to having common and preferred shares at Bovespa, the Company holds preferred shares traded at NASDAQ as “American Depositary Shares” – ADS in the United States of America and is subject to the Securities and Exchange Commission – SEC regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company also has preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore also subject to the regulations of the Comissión Nacional del Mercado de Valores (CNMV), which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

The Company signed an agreement with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or Bovespa) to adopt differentiated corporate governance practices, thus becoming eligible for Level 2 listing, which was created to distinguish a select group of companies committing to differentiated corporate governance practices. The quarterly reporting data of the Company include the additional requirements of BOVESPA. Under the articles of incorporation of the Company, disputes and controversies arising from or related to their social status, the Regulation of Level 2, the provisions of the Law of Corporations, the standards published by National Monetary Council, the Central Bank of Brazil and the Securities Commission, the Regulations of the BOVESPA and other rules applicable to the operation of the capital market in general should be resolved by arbitration to be conducted as per the regulations of the Market Arbitration Committee set up by BOVESPA (Arbitration clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

2.  Basis of Preparation and Presentation of the Financial Statements

The financial statements were prepared in accordance with accounting practices adopted in Brazil, additional rules of the Brazilian Securities Commission (CVM), technical pronouncements of the Accounting Pronouncements Committee (CPC) and provisions of the Law of Corporations (BRGAAP).

During 2009, the Accounting Committee issued standards CPC 15 to 40 (except 34), interpretations ICPC 1 to ICPC 12 and orientation OCPC 3, complying with the international accounting standards issued by the IASB - International Accounting Standards Board.

The Company has elected to reflect, in its entirety, in its financial statements for the period ended on March 31, 2010, the effects of technical pronouncements, interpretations and guidelines for fiscal years beginning from January 1, 2010 and mandatory adoption for the year ended on December 31, 2010. There are no more differences between the result and the equity of the financial statements of the parent by corporate law and the condensed consolidated financial statements prepared in accordance with international standards issued by IASB.

According to disclosure requirements, the Company presents below a brief description and corresponding figures to the result and to stockholders' equity related to these effects:

	06/30/2010
	Net Profit	Shareholder’s equity
Balances before of the new accounting practices effects	140,392	3,561,977
Fixed assets and equity	(17,434)	(99,853)
Amortization goodwill	-	170,225
Deferred taxes	(20,893)	(26,156)
Other	285	3,672
Balances after of the new accounting practices effects	102,350	3.609,865

Reconciliation of the balance sheet at December 31, 2009, originally issued and adjusted to the new accounting practices, which was shown in this condensed financial statetements was included in the quarterly period of three months ended March 31, 2010.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

2.  Basis of preparation and Presentation of the Financial Statements - Continued

Reconciliation of the income statement for the six month period ended  on June 30, 2009, originally issued with those reported in the quarterly information is demonstrated as following:

		06/30/2009 (Orinally issued)	Adjustment	06/30/2009

Net Sales		153,016	-	153,016
Cost of services rendered	b	(45,182)	14	(45,168)

Gross profit		107,834	14	107,848
Operating expenses
Selling expenses		(32,181)	-	(32,181)
General and administrative expenses		(40,857)	-	(40,857)
Depreciation and amortization	a	(12,674)	(15,765)	(28,439)
Other net Sales (expenses)	b	(2,026)	242	(1,784)
		(87,738)	(15,523)	(103,261)

Investment in subsidiaries
Equity	d	190,168	31,484	221,652

Operating profit		210,264	15,975	226,239

Finance results
Finance expenses		(9,723)	-	(9,723)
Finance income		10,804	-	10,804
Profit before income taxes and social contribution		211,345	15,975	227,320
Income tax and social contribution	c	(2)	72,516	72,514
Net Profit for the period from operations		211.343	88,491	299,834

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

2.  Basis of preparation and Presentation of the Financial Statements – Continued

Description of the principal differences between accounting practices that affect the Company's financial statements:

a)   Business combinations: Under CPC 15, the cost of a business combination must be measured at a fair value on the date of acquisition. On the acquisition date, the acquiring entity must allocate the acquisition cost (including direct costs of the transaction) and recognize identified assets acquired and liabilities assumed at a fair value.

Under previous accounting practices, goodwill is calculated as the difference between the purchase price and stockholders' equity of the acquired entity. The fair value approach is not used. Goodwill is generally attributed to the higher value of assets (usually property, plant and equipment), which is embedded in the value thereof, and is amortized over the remaining life of the asset, future profitability, or other reasons. The adjustment recorded primarily reflects the recognition of intangible assets in connection with the acquisitions of Vivax, Net Jundiaí, the BigTV Companies and Esc 90 that were not recognized in the acquisition.

b)     Deferral of incentives received from programming suppliers: The Company receives revenues from programming content suppliers to compensate the Company for marketing activities focused on building the customer base. Under new accounting practices, these amounts are deferred to income over the period of the related contracts. Under previous accounting practices, these incentives were recognized as income when received.

c)      Income taxes and social contribution: Deferred income taxes have been recorded over the temporary differences related to differences between fiscal bases and accounting practices.

d)     Equity: the recognition of the effects of new accounting practices in the results for the quarter ended June 30, 2009 has been recognized through equity.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

2.  Basis of Preparation and Presentation of the Financial Statements – Continued

The Condensed Consolidated Financial Statements were prepared in accordance with international accounting standards established by the International Accounting Standards Board - IASB (known as International Financial Reporting Standards - IFRS), replacing the Condensed Consolidated Financial Statements in accordance with the Brazilian GAAP, as permitted by Instruction CVM No. 457 of July 13, 2007 and Ofício-Circular/CVM/SEP / No. 004/2007 of November 06, 2007, and are filed with the CVM and Bovespa via the IPE System, the category "Financial Data ".

During the year 2009, continuing the process of corporate restructuring, the Company merged the accounting of 24 subsidiaries, mainly in the second half of the year and therefore, the financial statements for the period of three and six months ended on June 30, 2009 are not comparable to the six month period of three and six months ending in 2010. The consolidated financial statements have not been affected by the incorporations mentioned.

The main accounting policies adopted in preparing the financial statements of the Company are described in the condensed financial statements for the quarter ended March 31, 2010.

Authorization for the conclusion of these condensed financial statements was provided at the board meeting held on July 19, 2010.

3.  Cash and cash equivalents

	06/30/2010	12/31/2009
Cash and banks	54,675	72,120
Banking deposit certificates	3,394	82,942
Exclusive investment fund	512,078	605,390
	570,147	760,452

Bank deposit certificates (CDBs in Portuguese) earn an average of 100% of the Interbank Certificate of Deposit (CDI, Portuguese) rate (10.12% in 2010). CDBs are issued by first-line banks with floating interest rates based on the CDI rate, and have immediate access.

Fixed-income investment funds are represented by shares in exclusive investment funds whose assets are mainly CDBs and government bonds. These funds have immediate and total access.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

4.  Current and non–current deferred and recoverable taxes

a.    Recoverable taxes – current and non–current

	06/30/2010	12/31/2009
Recoverable taxes:
Income tax withheld at source	16,864	27,554
Recoverable federal taxes	43,399	34,389
Recoverable ICMS	5,936	323
Other	50	8
	66,249	62,274
Current	6,974	972
Non-current	59,275	61,302

b. Deferred taxes

Non -current assets:	06/30/2010	12/31/2009
Income taxes:
Temporary differences	178,792	197,564

Social Contribution:
Temporary differences	64,365	71,123

Total	243,157	268,687

Non -current liabilty:	06/30/2010	12/31/2009
Income taxes:
Temporary differences	130,280	135,230

Social Contribution:
Temporary differences	46,901	48,654

Total	177,181	183,884

The Company has tax loss and a negative basis of social contribution to offset 30% of the annual taxable income, without expiration, for the following amounts:

	06/30/2010			12/31/2009
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total

Gross amounts	1,659,484	2,223,152	-	1,510,512	2,109,069	-
Tax credit (25% / 9%)	414,871	200,084	614,955	377,628	189,816	567,444
Recognized tax credit	-	-	-	-	-	-
Non-recognized tax credit	414,871	200,084	614,955	377,628	189,816	567,444

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

4.  Current and non–current deferred and recoverable taxes – Continued

c. Income taxes and social contribution

Income taxes in Brazil include federal income taxes and social contribution on net profits.

	Three months period ended June 30,		Six months period ended June 30,
	2010	2009	2010	2009
Current income tax and social contribution expenses	863	(2)	2,902	(2)

Deferred income tax and social contribution on:
Temporary differences	7,601	44,248	15,625	74,418
Goodwill	(21,564)	(4,548)	(43,127)	(9,096)
Amortization property, equipment and intangible	4,303	3,811	8,673	7,278
Other	(34)	(42)	(65)	(84)
Total deferred tax income	(9,694)	43,469	(18,894)	72,516
Total income tax benefit (expenses)	(8,831)	43,467	(15,992)	72,514

The statutory rates applicable for federal income taxes and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2010 and 2009.

The income tax and social contribution expense was calculated based on the effective estimated annual tax rate of 13.51%.

5.  Investments

	06/30/2010	12/31/2009
Investments in subsidiaries and associated companies	1,782,432	1,827,602
Goodwill – over fair value of property, plant and equipment assets, licences and client portfolio – ESC90	37,674	40,204
	1,820,106	1,867,806

Goodwill	Cost	Amortization	Total
Balance on December 31, 2009	43,041	(2,837)	40,204
Amortization	-	(2,530)	(2,530)
Balance on July 30, 2010	43,041	(5,367)	37,674

During the period of six month ended on June 30, 2010, management has concluded there has been no loss of the goodwill value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

5.  Investments – Continued

Detailed information regarding the breakdown and transactions concerning investments as well as relevant information related to the subsidiaries are shown below:

Movement of investments

Companies	Balances on 12/31/2009	Capital increase	Interest on own capital	Dividends	Equity	Balances on 06/30/2010
Investments in subsidiaries:
Net São Paulo Ltda.	830,080	-	(17,805)	(180,000)	83,092	715,367
Net Rio Ltda.	624,264	-	(15,508)	-	57,261	666,017
Net Paraná Comunicações Ltda.	120,793	-	-	-	9,111	129,904
Reyc Comércio e Participações Ltda.	53,091	-	-	-	(3,775)	49,316
Net Ribeirão Preto Ltda.	47,202	-	-	-	9,426	56,628
Net Sorocaba Ltda.	44,936	-	-	-	7,140	52,076
Net Goiânia Ltda.	40,294	-	-	-	2,787	43,081
ESC 90 Telecomunicações Ltda.	31,434	-	-	-	2,829	34,263
Net Bauru Ltda.	14,514	-	-	-	3,158	17,672
Horizonte Sul Comunicação Ltda.	5,964	-	-	-	(1,831)	4,133
Net Recife Ltda.	5,886	4,000	-	-	(7,193)	2,693
614 Serv. de Internet João Pessoa Ltda.	4,000	-	(99)	-	578	4,479
614 Serv. de Internet Maceió Ltda.	3,584	-	(89)		929	4,424
Jacareí Cabo S.A.	1,559	-	-	-	819	2,378
614 TVH Vale Ltda.	1	-	-	-	-	1
	1,827,602	4,000	(33,501)	(180,000)	164,331	1,782,432

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

5.  Investments - Continued

Information related to subsidiaries

	06/30/2010						06/30/2009
Subsidiaries:	Quotas (thousand)	Shareholders’ Equity	Capital Stock	Income	Investments	Effect on the Controlling Company Results	Effect on the Controlling Company Results
Net São Paulo Ltda.	43,972	715,367	497,759	83,092	715,367	83,092	82,472
Net Rio Ltda.	31,877,481	666,018	318,775	57,261	666,018	57,261	70,071
Net Ribeirão Preto Ltda.	8,204,797	56,628	82,048	9,426	56,628	9,426	4,215
Net Sorocaba Ltda.	39,043	52,075	49,194	7,140	52,075	7,140	3,194
Net Goiânia Ltda.	10,755,851	43,081	107,559	2,787	43,081	2,787	2,347
Reyc Comércio e Participações Ltda.	3,420	49,316	313,262	(3,775)	49,316	(3,775)	1,876
Net Paraná Comunicações Ltda.	13,785,794	129,904	137,858	9,111	129,904	9,111	-
Net Bauru Ltda.	26,480	17,672	33,100	3,158	17,672	3,158	1,320
ESC 90 Telecomunicações Ltda.	94,724	34,263	94,724	2,829	34,263	2,829	-
Net Recife Ltda.	2,675,720	2,693	30,757	(7,193)	2,693	(7,193)	57
614 Serviços de Internet Maceió Ltda.	1,339	4,424	1,339	929	4,424	929	-
Jacareí Cabo S.A.	677	2,378	677	819	2,378	819	-
Horizonte Sul Comunicações Ltda.	5,098,767	4,134	50,988	(1,831)	4,134	(1,831)	-
614 Serv. de Internet João Pessoa Ltda.	881	4,478	881	578	4,478	578	-
614 TVH Vale Ltda.	1	1	1	-	1	-	-
Net Sul Comunicações Ltda.	-	-	-	-	-	-	31,535
Net Florianópolis Ltda.	-	-	-	-	-	-	8,610
Vivax Ltda.	-	-	-	-	-	-	15,378
614 Telecom. Ltda. – Big TV	-	-	-	-	-	-	(5,727)
614 TVT Maceió S.A. – Big TV	-	-	-	-	-	-	(1,378)
614 TVP João Pessoa S.A. – Big TV	-	-	-	-	-	-	170
Net Franca Ltda.	-	-	-	-	-	-	1,181
Net São Carlos Ltda.	-	-	-	-	-	-	1,974
Net Indaiatuba Ltda.	-	-	-	-	-	-	551
Televisão a Cabo Criciúma Ltda.	-	-	-	-	-	-	57
Net São José do Rio Preto Ltda.	-	-	-	-	-	-	1,967
Net Campo Grande Ltda.	-	-	-	-	-	-	1,731
Net Anápolis Ltda.	-	-	-	-	-	-	(140)
Horizon Line Brasil Ltda	-	-	-	-	-	-	1
614 TVG Guarulhos S.A. – Big TV	-	-	-	-	-	-	(534)
TV Jacarandá Ltda.	-	-	-	-	-	-	(111)
Net Arapongas Ltda.	-	-	-	-	-	-	33
Net Londrina Ltda.	-	-	-	-	-	-	215
Net Maringá Ltda.	-	-	-	-	-	-	193
Antenas Comunitáras Brasileira Ltda.	-	-	-	-	-	-	420
TV a Cabo Guarapuava Ltda.	-	-	-	-	-	-	(26)
					1,782,432	164,331	221,652

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

6.  Property, plant and equipment

	Distribution plant	Software and computer equipment	Machines and equipment	Furniture and fixtures	Installations, improvements and properties	Vehicles	Tools	Other	Total
Cost
Balance on December 31, 2009	1,726,979	91,275	21,954	17,003	34,053	2,757	13,598	2,578	1,910,197
Additions	164,678	414	219	411	602	-	692	622	167,638
Transfers	-	(90)	-	-	-	-	-	-	(90)
Provisions/ Write-offs	(5,095)	-	-	-	-	(197)	(7)	-	(5,299)
Balance on June 30, 2010	1,886,562	91,599	22,173	17,414	34,655	2,560	14,283	3,200	2,072,446

Accumulated depreciation
Annual rate of depreciation (%)	8,33 to 20	20 to 33,33	10	10	4 to 10	20	20
Balance on December 31, 2009	(895,994)	(64,328)	(14,148)	(10,520)	(14,848)	(2,360)	(5,626)	121	(1,007,703)
Additions	(83,865)	(6,435)	(995)	(705)	(972)	(154)	(1,195)	-	(94,321)
Transfers	-	37	-	-	-	-			37
Write-offs	5,015	-	-	-	-	140	6	-	5,161
Balance on June 30, 2010	(974,844)	(70,726)	(15,143)	(11,225)	(15,820)	(2,374)	(6,815)	121	(1,096,826)

Net balance on December 31, 2009	830,985	26,947	7,806	6,483	19,205	397	7,972	2,699	902,494
Net balance on June 30, 2010	911,718	20,873	7,030	6,189	18,835	186	7,468	3,321	975,620

7.  Intangible Assets

Cost	Goodwill	Licenses	Softwares	Trademarks and Patents	Other	Total
Balance on December 31, 2009	1,909,471	441,205	309,664	289,223	2,405	2,951,968
Additions	-	-	6,888	-	-	6,888
Transfers	-	-	90	-	-	90
Write-offs	-	-	(6,686)	-	-	(6,686)
Balance on June 30, 2010	1,909,471	441,205	309,956	289,223	2,405	2,952,260

Accumulated Amortization
Annual rate of amortization	-	-	20%	16.67%	20%
Balance on December 31, 2009	(160,316)	(35,814)	(208,387)	(137,799)	(1,100)	(543,416)
Additions	-	-	(16,573)	(24,102)	(202)	(40,877)
Transfers	-	-	(37)	-	-	(37)
Write-offs	-	-	6,685	-	-	6,685
Balance on June30, 2010	(160,316)	(35,814)	(218,312)	(161,901)	(1,302)	(577,645)

Net balance on December 31, 2009	1,749,155	405,391	101,277	151,424	1,305	2,408,552
Net balance on June 30, 2010	1,749,155	405,391	91,644	127,322	1,103	2,374,615

The Company has goodwill arising from the difference between the purchase price and fair value of net assets of the acquired companies, calculated on the purchase date, based on expectations of future profitability. Such goodwill is tested for impairment at least annually.

During the six month period ended on June 30, 2010, there has been no indication of loss in the book value of assets of indefinite useful life intangibles.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

8.  Debt

			Effective Interest rate p.a.
	Currency	Nominal Interest rate p.a.	06/30/2010	12/31/2009		06/30/2010		12/31/2009
					Current	Non-current	Total	Current	Non-current	Total

Local currency
Finame	R$	TJLP + 3.15%	9.15%	9.15%	16,111	33,402	49,513	15,639	43,299	58,938
Finame PSI	R$	4.50%	4.50%	-	353	9,410	9,763	-	-	-
Bank Credit Notes (CCB)– Itaú BBA	R$	CDI + 2.55%	-	11.39%	-	-	-	2,704	170,000	172,704
					16,464	42,812	59,276	18,343	213,299	231,642
Foreign currency
Global Notes 2020	US$	7.50%	8.57%	8.57%	22,353	625,392	647,745	7,510	603,940	611,450
Perpetual Notes	US$	9.25%	10.57%	10.57%	2,698	270,225	272,923	2,531	261,180	263,711
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	6,144	357,353	363,497	5,940	345,164	351,104
					31,195	1,252,970	1,284,165	15,981	1,210,284	1,226,265

Loans and financings Total					47,659	1,295,782	1,343,441	34,324	1,423,583	1,457,907

			Quantity in circulation
			06/31/2010	12/31/2009

Nonconvertible			58,000	58,000	4,671	578,259	582,930	4,350	578,047	582,397

Total					52,330	1,874,041	1,926,371	38,674	2,001,630	2,040,304

As of June 30, 2010, the Company complies with all covenants related to its debts.

Perpetual Notes have no maturity date.

On March 01, 2010, the loan from Banco Itaú BBA S.A., was transferred from the Company to the subsidiary Net São Paulo Ltda, who takes the irrevocable and irreversible responsibility for paying the principal and interest charges, according to the maturity.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

9.  Related parties transactions

a)   Employee benefits

Employee salary, benefits and related expenses are stated as follows:

	Three month period ended June 30,		Six month period ended June 30,
Description	2010	2009	2010	2009
Payroll and Related Charges	70,049	26,211	134,411	47,772
Profit Participation Plan	20,088	6,559	48,200	31,056
Statutory benefits	9,404	1,962	17,962	2,702
Additional benefits	6,592	1,422	13,045	2,543
	106,133	36,154	213,618	84,073

b)   Remuneration of Management

Remuneration paid to the Company's management for services in their respective fields of competence is shown below:

	Three month period ended June 30,		Six monthperiod ended June 30
	2010	2009	2010	2009
Short-term benefits	924	932	2,119	1,929
Long-term benefits	2,877	4,343	5,754	8,686
	3,801	5,275	7,873	10,615

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

9. Related parties transactions – Continued

c)    Related companies

The main balances of assets, liabilities, expenses and revenues due to transactions between related parties on June 30, 2010 and December 31, 2009 are shown below:

	Current asset

	Related parties		Programming receivable		Dividends to be received		Interest on equity to be received		Rights for prepaid use		Total
Companies
	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Subsidiaries

Net São Paulo Ltda.	27,707	8,273	19,337	27,234	-	-	48,586	33,450	-	-	95,630	68,957
Net Rio Ltda.	10,509	4,017	10,229	13,982	-	-	40,750	27,569	-	-	61,488	45,568
Net Paraná Comunicações Ltda.	2,819	1,021	2,134	2,979	-	-	4,781	4,782	-	-	9,734	8,782
Net Belo Horizonte Ltda.	4,243	1,638	3,089	5,402	-	-	-	-	-	-	7,332	7,040
Net Brasília Ltda.	3,183	1,113	2,357	3,052	-	-	-	-	-	-	5,540	4,165
Net Campinas Ltda.	3,015	1,603	1,539	2,087	-	-	-	-	-	-	4,554	3,690
Net Ribeirão Preto Ltda.	1,135	432	610	963	-	-	1,678	1,678	-	-	3,423	3,073
Net Goiânia Ltda.	1,076	532	513	767	-	-	1,609	1,609	-	-	3,198	2,908
Net Sorocaba Ltda.	1,052	406	307	586	-	-	1,618	1,618	-	-	2,977	2,610
Net Bauru Ltda.	765	229	237	437	-	-	940	940	-	-	1,942	1,606
614 Serviços de Internet João Pessoa Ltda.	42	24	-	-	1,128	1,128	84	-	-	-	1,254	1,152
Net Recife Ltda.	272	116	283	801	-	-	133	133	-	-	688	1,050
Horizonte Sul Comunicações Ltda.	126	69	115	533	-	-	-	-	-	-	241	602
ESC 90 Telecomunicações Ltda.	1,281	574	383	-	-	-	-	-	-	-	1,664	574
Jacareí Cabo S.A.	109	39	45	-	-	-	-	-	-	-	154	39
614 Serviços de Internet Maceió Ltda.	54	21	-	-	-	-	76	-	-	-	130	21
Others	(1)	-	-	-	-	-	-	-	-	-	(1)	-
Stockholders	57,387	20,107	41,178	58,823	1,128	1,128	100,255	71,779	-	-	199,948	151,837
Emp. Brasil. de Telecom. S.A - Embratel	-	-	-	-	-	-	-	-	85,056	79,640	85,056	79,640
	-	-	-	-	-	-	-	-	85,056	79,640	85,056	79,640

	57,387	20,107	41,178	58,823	1,128	1,128	100,255	71,779	85,056	79,640	285,004	231,477

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to condensed financial statements

June 30, 2010

(In thousands of reais)

9.  Related parties transactions – Continued

	Non-current assets
	Related parties		Rights for prepaid use		Total
Companies	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Subsidiaries
Reyc Comércio e Participações Ltda.	81,488	92,699	-	-	81,488	92,699
Net Paraná Comunicações Ltda.	10,955	5,861	-	-	10,955	5,861
Net Rio Ltda.	297	5,639	-	-	297	5,639
Net Belo Horizonte Ltda.	21,538	5,574	-	-	21,538	5,574
Jacareí Cabo S.A.	3,560	4,060	-	-	3,560	4,060
Horizonte Sul Ltda.	5,588	2,948	-	-	5,588	2,948
Net Brasília Ltda.	14,959	1,275	-	-	14,959	1,275
Net São Paulo Ltda.	2,090	523	-	-	2,090	523
ESC 90 Telecomunicações Ltda.	9,623	505	-	-	9,623	505
Net Goiânia Ltda.	43	206	-	-	43	206
Net Campinas Ltda.	85	196	-	-	85	196
614 Serviços de Internet Maceió Ltda.	5	52	-	-	5	52
614 Serv. de Internet João Pessoa Ltda.	43	49	-	-	43	49
Net Sorocaba Ltda.	15	33	-	-	15	33
Net Bauru Ltda.	2	21	-	-	2	21
Net Ribeirão Preto Ltda.	4	16	-	-	4	16
Net Recife Ltda.	274	16	-	-	274	16
	150,569	119,673	-	-	150,569	119,673
Stockholders
Emp. Brasil. de Telecom. S.A - Embratel	-	-	280,492	300,135	280,492	300,135
	-	-	280,492	300,135	280,492	300,135

	150,569	119,673	280,492	300,135	431,061	419,808

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

9.  Related parties transactions - Continued

17
	Current liabilities
18
	Suppliers		Programming suppliers		Loans		Related parties		Interest on equity/ Dividends		Deferred Revenue		Total
19
20              Companies
	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Subsidiaries

Reyc Comércio e Part. Ltda.
	-	-	-	-	-	-	29,764	19,248	-	-	-	-	29,764	19,248
Net Paraná Comun. Ltda.
	-	-	-	-	-	-	12,286	13,630	1,875	1,875	-	-	14,161	15,505
Net São Paulo Ltda.
	-	-	-	-	-	-	6,822	2,911	-	-	-	-	6,822	2,911
Horizonte Sul Comun. Ltda.
	-	-	-	-	-	-	77	1	752	752	-	-	829	753
Net Rio Ltda.
	-	-	-	-	-	-	438	534	-	-	-	-	438	534
Net Campinas Ltda..
	-	-	-	-	-	-	516	345	-	-	-	-	516	345
Net Goiânia Ltda.
	-	-	-	-	-	-	187	340	-	-	-	-	187	340
Net Belo Horizonte Ltda.
	-	-	-	-	-	-	218	269	-	-	-	-	218	269
Net Brasilia Ltda.
	-	-	-	-	-	-	282	243	-	-	-	-	282	243
Net Ribeirão Preto Ltda.
	-	-	-	-	-	-	20	80	-	-	-	-	20	80
Net Sorocaba Ltda.
	-	-	-	-	-	-	61	60	-	-	-	-	61	60
Net Bauru Ltda.
	-	-	-	-	-	-	1	60	-	-	-	-	1	60
Esc 90 Telecomunicações Ltda.
	-	-	-	-	-	-	22	-	-	-	-	-	22	-
Net Recife Ltda.
	-	-	-	-	-	-	-	1	-	-	-	-	-	1
Other
	-	-	-	-	-	-	863	-	-	-	-	-	863	-

	-	-	-	-	-	-	51,557	37,722	2,627	2,627	-	-	54,184	40,349
Stockholders
Emp. Brasil. de Telecom. S.A.–Embratel
	23,188	16,855	-	-	-	-	8,581	92,366	-	-	71,565	68,266	103,334	177,487

	23,188	16,855	-	-	-	-	8,581	92,366	-	-	71,565	68,266	103,334	177,487

Associated Companies

Americel S.A.
	-	5	-	-	-	-	-	-	-	-	-	-	-	5
Net Brasil S.A. ( * )
	-	-	19,515	16,539	-	-	-	-	-	-	-	-	19,515	16,539
Banco Inbursa S.A.
	-	-	-	-	6,144	5,940	-	-	-	-	-	-	6,144	5,940
Globosat  Programadora Ltda. ( * )
	-	-	-	1,899	-	-	-	-	-	-	-	-	-	1,899
Editora Globo S.A.
	266	115	-	-	-	-	-	-	-	-	-	-	266	115
Primesys Soluções Empresariais S.A.
	32	-	-	-	-	-	-	-	-	-	-	-	32	-
Claro S.A.
	456	562	-	-	-	-	-	-	-	-	-	-	456	562

	754	682	19,515	18,438	6,144	5,940	-	-	-	-	-	-	26,413	25,060
	23,942	17,537	19,515	18,438	6,144	5,940	60,138	130,088	2,627	2,627	71,565	68,266	183,931	242,896

(*) In the Quarter ended March 31, 2010,  pay per view (PPV) programming previously acquired from Globosat started to be acquired from Net Brasil S.A.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

9.  Related parties transactions - Continued

	Non-current liabilities

	Loans		Related parties		Deferred revenues		Total
Companies
	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009	06/30/2010	12/31/2009
Subsidiaries

Net Paraná Comunicações Ltda.
	-	-	726	11,345	-	-	726	11,345
Net Brasília Ltda.
	-	-	1,257	1,168	-	-	1,257	1,168
Reyc Comércio e Participações Ltda.
	-	-	1,486	1,131	-	-	1,486	1,131
ESC 90 Telecomunicações Ltda.
	-	-	374	366	-	-	374	366
Net Belo Horizonte Ltda.
	-	-	290	211	-	-	290	211
Net São Paulo Ltda.	-	-	1,599	199	-	-	1,599	199
Net Campinas Ltda.
	-	-	104	189	-	-	104	189
Net Rio Ltda.
	-	-	299	96	-	-	299	96
Net Goiânia Ltda.
	-	-	45	76	-	-	45	76
614 Serviços de Internet João Pessoa Ltda.
	-	-	35	51	-	-	35	51
Net Sorocaba Ltda.
	-	-	13	51	-	-	13	51
Jacareí Cabo S.A.
	-	-	3,936	31	-	-	3,936	31
Net Ribeirão Preto Ltda.
	-	-	12	25	-	-	12	25
Horizonte Sul Comunicações Ltda.
	-	-	17	16	-	-	17	16
Net Recife Ltda.
	-	-	18	16	-	-	18	16
Net Bauru Ltda.
	-	-	2	4	-	-	2	4

	-	-	10,213	14,975	-	-	10,213	14,975

Stockholders

Emp. Brasil. de Telecom. S.A. – Embratel
	-	-	-	-	244,149	259,585	244,149	259,585

	-	-	-	-	244,149	259,585	244,149	259,585
Associated Companies

Banco Inbursa S.A.
	357,353	345,164	-	-	-	-	357,353	345,164

	357,353	345,164	-	-	-	-	357,353	345,164

	357,353	345,164	10,213	14,975	244,149	259,585	611,715	619,724

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

9.  Related parties transactions – Continued

	Operating income. Three months period ended June 30,

	Services revenue and transfer of administrative expenses		Financial		Telecommunications – Expenses		Programming - commercial commission		Programming guide		Total
Companies
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Subsidiaries

Net São Paulo Ltda.	23,631	17,295	(332)	-	-	-	-	-	-	-	23,299	17,295
Net Rio Ltda.	11,400	8,680	(4)	-	-	-	-	-	-	-	11,396	8,680
Net Belo Horizonte Ltda.	4,604	3,500	546	(2)	-	-	-	-	-	-	5,150	3,498
Net Brasília Ltda.	3,025	2,211	327	(3)	-	-	-	-	-	-	3,352	2,208
Net Paraná Comunicações Ltda.	2,834	3,117	(6)	-	-	-	-	-	-	-	2,828	3,117
Net Campinas Ltda.	2,567	1,853	(2)	-	-	-	-	-	-	-	2,565	1,853
Reyc Comércio e Participações Ltda.	-	-	2,259	-	-	-	-	-	-	-	2,259	-
Net Goiânia Ltda.	1,136	934	-	-	-	-	-	-	-	-	1,136	934
Net Ribeirão Preto Ltda.	1,140	846	-	-	-	-	-	-	-	-	1,140	846
Net Sorocaba Ltda.	933	661	-	-	-	-	-	-	-	-	933	661
Net Bauru Ltda.	517	337	-	-	-	-	-	-	-	-	517	337
ESC 90 Telecomunicações Ltda.	799	-	262	-	-	-	-	-	-	-	1,061	-
Net Recife Ltda.	279	247	72	-	-	-	-	-	-	-	351	247
Horizonte Sul Comunicações Ltda.	103	-	147	-	-	-	-	-	-	-	250	-
Jacareí Cabo S,A.	119	-	(49)	-	-	-	-	-	-	-	70	-
614 Serv. de Internet João Pessoa Ltda.	43	74	(1)	-	-	-	-	-	-	-	42	74
614 Serv. de Internet Maceió Ltda.	59	-	-	-	-	-	-	-	-	-	59	-
Net Franca Ltda.	-	198	-	-	-	-	-	-	-	-	-	198
Net Anápolis Ltda.	-	116	-	-	-	-	-	-	-	-	-	116
Net São Carlos Ltda.	-	256	-	-	-	-	-	-	-	-	-	256
Net Maringá Ltda.	-	289	-	-	-	-	-	-	-	-	-	289
DR-Emp. de Distr. e Recep. de TV Ltda.	-	1,926	-	(5)	-	-	-	-	-	-	-	1,921
Vivax Ltda.	-	7,192	-	(992)	-	-	-	-	-	-	-	6,200
Net Sul Comunicações Ltda.	-	3,071	-	-	-	-	-	-	-	-	-	3,071
Net Campo Grande Ltda.	-	445	-	-	-	-	-	-	-	-	-	445
Net Indaiatuba Ltda.	-	93	-	-	-	-	-	-	-	-	-	93
Net São José do Rio Preto Ltda.	-	363	-	-	-	-	-	-	-	-	-	363
Net Londrina Ltda.	-	484	-	-	-	-	-	-	-	-	-	484
TV Jacarandá Ltda.	-	118	-	-	-	-	-	-	-	-	-	118
TV Cabo Criciúma Ltda.	-	74	-	-	-	-	-	-	-	-	-	74
614 TVG Guarulhos S.A.	-	391	-	(9)	-	-	-	-	-	-	-	382
TVC Oeste Paulista Ltda.	-	(113)	-	-	-	-	-	-	-	-	-	(113)
TVC Interior S.A.	-	(124)	-	-	-	-	-	-	-	-	-	(124)
Others	-	(326)	-	(3)	-	-	-	-	-	-	-	(329)

	53,189	54,208	3,219	(1,014)	-	-	-	-	-	-	56,408	53,194
Stockholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	-	600	-	(48,489)	(7,776)	47,166	3,469	-	-	(723)	(4,307)
	-	-	600	-	(48,489)	(7,776)	47,166	3,469	-	-	(723)	(4,307)
Associated Companies
Banco Inbursa S.A.	-	-	(12,330)	63,384	-	-	-	-	-	-	(12,330)	63,384
Editora Globo S.A.		-	-	-	-	-		-	(813)	(91)	(813)	(91)
Americel S.A.	-	-	-	-	(2)	-	-	-	-	-	(2)	-
Globosat Programadora Ltda.	-	-	-	-	-	-	-	-	-	(13)	-	(13)
Claro S.A.	-	-	-	-	(114)	(229)	-	-	-	-	(114)	(229)
Primesys Soluções Empresariais S.A.	-	-	-	-	(32)	-	-	-	-	-	(32)	-
Net Brasil S.A.	-	-	-	-	-	-	-	-	(57,083)	(4,868)	(57,083)	(4,868)

	-	-	(12,330)	63,384	(148)	(229)	-	-	(57,896)	(4,972)	(70,374)	58,183
	53,189	54,208	(8,511)	62,370	(48,637)	(8,005)	47,166	3,469	(57,896)	(4,972)	(14,689)	107,070

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

9.  Related parties transactions – Continued

	Operating income. Six months period ended June 30,

	Services revenue and transfer of administrative expenses		Financial		Telecommunications – Expenses		Programming - commercial commission		Programming guide		Total
Companies
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Subsidiaries

Net São Paulo Ltda.	59,567	45,354	(2,001)	1	-	-	-	-	-	-	57,566	45,355
Net Rio Ltda.	28,871	22,805	(718)	1	-	-	-	-	-	-	28,153	22,806
Net Belo Horizonte Ltda.	11,694	9,152	971	-	-	-	-	-	-	-	12,665	9,152
Net Brasília Ltda.	7,668	5,763	667	(4)	-	-	-	-	-	-	8,335	5,759
Net Paraná Comunicações Ltda.	7,274	5,809	(567)	-	-	-	-	-	-	-	6,707	5,809
Net Campinas Ltda.	6,490	4,851	56	1	-	-	-	-	-	-	6,546	4,852
Reyc Comércio e Participações Ltda.	-	-	4,672	-	-	-	-	-	-	-	4,672	-
Net Goiânia Ltda.	2,914	2,507	(118)	-	-	-	-	-	-	-	2,796	2,507
Net Ribeirão Preto Ltda.	2,899	2,205	(118)	-	-	-	-	-	-	-	2,781	2,205
Net Sorocaba Ltda.	2,367	1,742	27	-	-	-		-	-	-	2,394	1,742
Net Bauru Ltda.	1,298	869	4	27	-	-	-	-	-	-	1,302	896
ESC 90 Telecomunicações Ltda.	2,088	-	480	-		-	-	-	-	-	2,568	-
Net Recife Ltda.	724	668	78	-	-	-	-	-	-	-	802	668
Horizonte Sul Comunicações Ltda.	267	-	255	-	-	-	-	-	-	-	522	-
Jacareí Cabo S.A.	297	-	(4)	-	-	-	-	-	-	-	293	-
614 Serv. de Internet João Pessoa Ltda.	131	186	(1)	-	-	-	-	-	-	-	130	186
614 Serv. de Internet Maceió Ltda.	156	-	1	-	-	-	-	-	-	-	157	-
Net Franca Ltda.	-	515	-	-	-	-	-	-	-	-	-	515
Net Anápolis Ltda.	-	309	-	53	-	-	-	-	-	-	-	362
Net São Carlos Ltda.	-	657	-	-	-	-	-	-	-	-	-	657
Net Maringá Ltda.	-	536	-	-	-	-	-	-	-	-	-	536
DR-Emp.de Distr. e Recep. de TV Ltda.	-	5,031	-	(5)	-	-	-	-	-	-	-	5,026
Vivax Ltda.	-	20,085	-	(992)	-	-	-	-	-	-	-	19,093
Net Sul Comunicações Ltda.	-	8,128	-	(1)	-	-	-	-	-	-	-	8,127
Net Campo Grande Ltda.	-	1,169	-	-	-	-	-	-	-	-	-	1,169
614 Telecom S.A.	-	-	-	210	-	-	-	-	-	-	-	210
Net Indaiatuba Ltda.	-	234	-	16	-	-	-	-	-	-	-	250
Net São José do Rio Preto Ltda.	-	944	-	-	-	-	-	-	-	-	-	944
Net Londrina Ltda.	-	913	-	-	-	-	-	-	-	-	-	913
TV Jacarandá Ltda.	-	209	-	-		-	-	-	-	-	-	209
TV Cabo Criciúma Ltda.	-	199	-	-	-	-	-	-	-	-	-	199
614 TVG Guarulhos	-	624	-	(9)	-	-	-	-	-	-	-	615
TVC Interior S.A.	-	-	-	(1)	-	-	-	-	-	-	-	(1)
Others	-	1,878	-	(3)	-	-	-	-	-	-	-	1,875

	134,705	143,342	3,684	(706)	-	-	-	-	-	-	138,389	142,636
Stockholders
Emp. Brasil. de Telecom. S,A, – Embratel	-	-	1,379	-	(83,601)	(15,689)	91,640	6,481	-	-	9,418	(9,208)
	-	-	1,379	-	(83,601)	(15,689)	91,640	6,481	-	-	9,418	(9,208)
Associated Companies
Banco Inbursa S.A.	-	-	(28,740)	57,047	-	-	-	-	-	-	(28,740)	57,047
Globosat Programadora Ltda.	-	-	-	-	-	-	-	-	-	(20)	-	(20)
Editora Globo S.A.	-	-	-	-	-	-	-	-	(1,563)	(187)	(1,563)	(187)
Americel S.A.	-	-	-	-	(2)	-	-		-	-	(2)	-
Claro S.A.	-	-	-	-	(366)	(360)	-	-	-	-	(366)	(360)
Primesys Soluções Empresariais S.A.	-	-	-	-	(32)	-	-	-	-	-	(32)	-
Net Brasil S.A.	-	-	-	-	-	-	-	-	(112,801)	(8,040)	(112,801)	(8,040)

	-	-	(28,740)	57,047	(400)	(360)	-	-	(114,364)	(8,247)	(143,504)	48,440
	134,705	143,342	(23,677)	56,341	(84,001)	(16,049)	91,640	6,481	(114,364)	(8,247)	4,303	181,868

Long term debts and credits transactions with subsidiaries are subject to interest of 12% p.a., with indeterminate maturity and short term balances, which correspond to operational transactions, are paid or received on an average maturity of 30 days without the effects of interest.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

10.  Provisions

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies arising during the normal course of operations, involving tax, labor, civil and other legal matters. These cases involve tax demands, compensation claims, requirements for contract reviews and other actions for which the amounts claimed do not reflect the final expected settlement value. Management, based on information received from its legal advisors, pending legal processes and prior experience has recorded a provision for an amount that is believed to be sufficient to cover probable losses for the ongoing lawsuits as shown below:

	Labor	Civil	Tax	Social Security	Total
Balances at December 31, 2009	39,136	24,369	364,205	240	427,950
Additions	2,505	3,340	15,266	-	21,111
Currency adjustments	472	190	7,579	2	8,243
Payments and reversals	(5,964)	(3,270)	(9,397)	(171)	(18,802)
Balances at June 30, 2010	36,149	24,629	377,653	71	438,502

The nature of the estimated liability for tax, labor and civil claims has not changed in relation to disclosures made in financial statements for the year ended 2009.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

11.  Stockholder's Equity

Capital Stock

On June 30, 2010 our share capital is represented by 114,459,685 common and 228,503,916 preferred shares.

Share capital may be raised to a maximum of R$ 6,500,000 irrespective of a statutory amendment as per Article 168 of the Law of Corporations, by decision of the Board of Directors who will determine conditions for the issue as per Article 170, paragraph 1 of the Law of Corporations.

The ownership of the Company's share capital on June 30, 2010 and December 31, 2009 is as follows:

	06/30/2010			12/31/2009
	Common	Preferred	Total	Common	Preferred	Total
Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.3%	-	2.9%	8.3%	-	2.9%
Globo Comunicação e Participações S.A.	2.1%	0.8%	1.3%	2.1%	0.8%	1.3%
Telmex Group
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	35.8%	5.4%	15.5%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	2.2%	7.5%	5.7%
Other stockholders	0.6%	86.3%	57.6%	0.6%	86.3%	57.6%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of Shares	114,459,685	228,503,916	342,963,601	114,459,685	228,503,916	342,963,601

The Company is controlled by GB Empreendimentos e Participacoes Ltda, The stockholders are Globo Organizations (51%) and Telmex Group (49%).

The by-laws determine distribution of a mandatory dividend of 25% of net income adjusted as per Article 202 of the Law of Corporations, taking the balance available on an aggregate basis.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

12. Earnings per share

The following table shows earnings per share (in thousands, except earnings per share):

	Three months period ended June 30,		Six months period ended June 30,
	2010	2009	2010	2009
Numerator
Profit for the period	56,463	179,728	102,350	299,834

Denominator
Weighted average number of common shares	114,459,685	114,459,685	114,459,685	114,140,709
Weighted average number of preferred shares	228,503,916	228,390,583	228,503,916	227,752,632
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of adjusted preferred shares	251,354,308	251,229,641	251,354,308	250,527,895

Denominator for basic earnings per share

Basic earnings per common share	0.15	0.49	0.28	0.82
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic earnings per preferred share	0.17	0.54	0.31	0.90

13. Net sales revenues

Net sales revenues for the period are as follows:

	Three months period ended June 30,		Six months period ended June 30,
	2010	2009	2010	2009
Gross sales revenue	574,994	92,276	1,171,769	188,120
Taxes on sales	(100,414)	(15,011)	(203,840)	(29,360)
Discounts and cancellations	(37,760)	(4,202)	(75,411)	(5,744)
Net Sales Revenue	436,820	73,063	892,518	153,016

Taxes levied on sales consist primarily of the ICMS state value added tax (Pay TV 10%, broadband 25% to 30%), ISS municipal taxes on services (2% to 5%), federal taxes on revenue PIS (0.65% or 1.65%), and COFINS (3% or 7.65%), and FUST (1%) and FUNTEL (0.5%) taxes.

All the Company’s revenues are generated in Brazil.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

14. Finance results

	Three months period ended June 30,		Six months period ended June 30,
	2010	2009	2010	2009
Finance income
Interest on loans to subsidiaries and associated companies	4,017	496	7,822	1,728
Interest on cash and cash equivalents	13,180	2,758	27,008	7,378
Interest on prepaid rights for use - related parties	5,671	-	11,265	-
Interest and fines on late monthly payments	2,916	302	5,495	365
Interest on tax credits	79	529	1,898	1,324
Foreign exchange fluctuations	7	4	(9)	4
Discounts obtained	101	5	161	5
	25,971	4,094	53,640	10,804
Expenses
Finance charges on loans and debentures	(37,334)	(24,190)	(76,704)	(54,123)
Monetary exchange rate variation	(11,082)	56,173	(31,682)	59,040
Finance charges and monetary exchange – related parties	(18,198)	62,370	(42,764)	56,341
Finance charges on provisions for contingencies	(4,803)	(2,002)	(6,608)	(3,684)
Losses from Hedge/Swap operations	(1,430)	(69,503)	(4,929)	(64,689)
IOF tax on bank current account	(3,242)	(180)	(5,858)	148
PIS and COFINS taxes on income	(2,101)	(13)	(3,594)	(2,063)
Interest on suppliers and taxes	(2,445)	(79)	(2,513)	(82)
Discounts extended	(1,349)	(79)	(2,462)	(99)
Others	(1,048)	5	(2,505)	(512)
	(83,032)	22,502	(179,619)	(9,723)
	(57,061)	26,596	(125,979)	1,081

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

15.  Financial instruments

a)    General

The Company is exposed to market risk arising from their operations, and it uses derivatives as hedges to minimize its exposure to such risks. A substantial portion of the Company's revenues are generated in Brazilian reais, while the Company has debts and accounts payable to suppliers of equipment and programming geared to foreign currencies, therefore its results are susceptible to variations due to changing exchange rates, particularly that of the US dollar. The market values of the Company's principal financial assets and liabilities were determined using available market information and appropriate valuation methodologies. The use of different market methodologies may affect estimated realization values. These instruments are managed using operational strategies aiming for protection, security and liquidity. The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make speculative investments in derivatives or other risk assets.

The Company has formal risk management policy. The Financial Committee provides supports for the Company's Board of Directors and consists of one member from each of the main shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, and refers matters for management approval, Pursuant to internal policy, the Company's financial earnings must come from operating cash flow rather than gains on financial markets. The results obtained by using internal controls to manage risks were satisfactory for the objectives proposed.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

15.  Financial instruments - Continued

b)   Fair Value

The fair values and carrying amount of financial instruments are shown below:

	06/30/2010		12/31/2009
	Book value	Fair value	Book value	Fair value
Debentures – 6th issue	582,930	571,733	582,397	563,295
Perpetual Notes	272,923	273,853	263,711	265,343
Global Notes 2020	647,745	680,181	611,450	627,729
Banco Inbursa S,A,	363,497	371,105	351,104	358,919
Banco Itaú BBA	-	-	172,704	173,543
Finame	59,276	59,276	58,938	58,938
	1,926,371	1,956,148	2,040,304	2,047,767

Other financial assets and liabilities have fair values approximated to their carrying amounts.

The Company’s debt fair values have been calculated based on the estimated cost to pay the outstanding obligations on June 30, 2010, which considered the contractual penalties applicable for early payments. Based on Management’s estimation, debt agreements with similar characteristics, if issued on June 30, 2010, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks that effectively raise the sensitivity of the business of the Company:

Foreign exchange rate risk

The Company's results are susceptible to exchange fluctuations, depending on the effects of exchange rate volatility on liabilities geared to foreign currencies, primarily the US dollar. Company income is generated in Brazilian reais, although the Company does have equipment and programming suppliers pegged to foreign currencies.

The Company’s interest exposure on June 30, 2010 is shown below:

Debt in US dollars:
Short-term:
Interest on loans and financing	31,195
Suppliers of equipment and other	2,354
Programming Suppliers	1,838
35,387
Long term:
Loans and Financings	1,252,970
Liabilities in American Dollars	1,288,357

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

15.  Financial instruments - Continued

c) Risks that effectively raise the sensitivity of the business of the Company - Continued

Foreign exchange rate risk - Continued

The Company acquired non-speculative derivative financing instruments to hedge its foreign currency exposure. The purpose of these transactions is to minimize the effects of variations in the exchange rate of the US dollar when settling short term transactions.Counterparties to the contracts are the banks: Bradesco, Goldman Sachs, Pactual, HSBC, Santander, JP Morgan, Votorantin and Standard.

The Company only contracts foreign exchange hedges to protect part of the accounts payable to suppliers of imported equipment and future obligations for purchases not yet made, which are or will be geared to the US dollar, and payments of interest charges on short-term debt. For the period ending on June 30, 2010, the Company held a hedged position of R$ 493,836 in relation to interest on loans in foreign currency and commitments to suppliers, Part of the total debt in dollars refers to a loan from Banco Inbursa due between 2017 and 2019, Global Notes 2020 to maturity in 2020 and Perpetual Notes, which have no maturity date.

Values of financial derivatives are summarized below:

Description	Reference value (notional)		Fair Value		Cumulative effect (current period)
"Swaps" contracts	06/30/2010	12/31/2009	06/30/2010	12/31/2009	Amount receivable / (received)	Amount payable / (paid)

Asset position
Foreign currency	493,836	94,721	484,639	94,328	-	-
Liability position
Ratios (Dollar vs,CDI)	367,304	59,897	359,010	68,556	-	1,293
Rates (PRE) (NDF)	126,532	34,824	128,200	45,352	-	1,278
	-	-	(2,571)	(19,580)	-	2,571

The amount payable of R$ 2,571 is recognized in the "unrealized losses on derivatives" account on the balance sheet. During the period of six months ended on June 30, 2010 the Company recognized a loss of R$ 4,929, under the heading of “gains (losses) on hedging/swaps”.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

15.  Financial instruments - Continued

c) Risks that effectively raise the sensitivity of the business of the Company - Continued

Foreign exchange rate risk - Continued

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on June 30, 2010:

Scenario - currency appreciation (R$/ US$) and higher interbank rate (CDI)

Operations	Probable Scenario	Adverse Scenario	Remote Scenario
Dollar vs. CDI	(1,293)	(90,322)	(182,148)
NDF	(1,278)	(32,815)	(64,448)

Scenario - depreciation of Brazilian currency (R$/ US$) and lower CDI rate

Operations	Probable Scenario	Adverse Scenario	Remote Scenario
Dollar vs. CDI	(1,293)	91,399	185,155
NDF	(1,278)	30,450	62,083

1 – US. dollar (U $) vs. CDI

On June 30, 2010, the Company has 51 contracts of this type, whose notional aggregate value is US$ 203,200 thousand due between July 2010 and July 2013, with an active position (bought) in dollars and a passive position (sold) in CDI, whose aim is to make the short-term debt, denominated in dollars, in a debt indexed to the CDI..

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

15.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Foreign exchange rate risk– Continued

The probable scenario assumes an exchange rate of R$ 1.8076 = US$ 1, and a CDI rate of 10.12% per annum, while the possible adverse scenario would be the Brazilian real appreciating against the dollar by 25% (R$ 1.3557), and a 25% (12.65%) increase in the CDI, generating a loss of R$ 90,322. For the remote adverse scenario, in which the Brazilian real appreciates 50% against the dollar (R$ 0.9038), with the CDI rate also rising 50% (15.18%), the Company would show a loss of R$ 182.148, in relation to the above mentioned outstanding contracts.

The "possible" adverse scenario has the Brazilian real devalued against the dollar by 25% (R$ 2.2595) and the CDI rate falling 25% (7.59%), generating a gain of R$ 91,399. For the remote adverse scenario, in which there is a devaluation of the Brazilian real against the dollar of 50% (R$ 2.7114), with the CDI rate reduced 50% (5.06%), the Company would record a gain of R$ 185,155, in relation to the above mentioned outstanding contracts.

2 – NDF (No-delivery Forward Contract)

The Company holds fourteen contracts of this type with a total long position in dollars in the notional value of US$ 70,000 thousand maturing between July and December 2010. The probable scenario reflects the quotation on June 30, 2010, of R$ 1.8076/ US$ 1. The possible adverse scenario would involve appreciation of the Brazilian real against the dollar by 25% (R$ 1.3557) or the devaluation of the Brazilian real against the dollar of 25% (R$ 2.2595/ US$ 1), while the remote adverse scenario would involve the Brazilian real appreciating against the dollar by 50% (R$ 0.9038/ US$ 1) or the devaluation of the Brazilian real against the dollar by 50% (R$ 2.7114/ US$ 1).

In the probable scenario of the Brazilian real appreciating, the Company would post a loss of R$ 1,278  if it had settled its contracts on June 30, 2010, while in the adverse scenario the Company would have a loss of R$ 32,815 and the remote scenario loss would be R$ 64,448.

In the probable scenario of the Brazilian real depreciating, the Company would post a loss of R$ 1,278 if it had settled its contracts on June 30, 2010, while in the adverse scenario we would have a loss of R$ 30,450 and the remote scenario gain would be R$ 62,083.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

15.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Foreign exchange rate risk– Continued

2 – NDF (No-delivery Forward Contract) - Continued

On June 30, 2010, the Company holds no leveraged derivatives and no limits for determining the results of the US dollar appreciating or depreciating against the Brazilian real.

Interest rate risk

The Company's results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and/or TJLP).

The Company's exposure to fluctuating interest rates as of June 30, 2010 is shown below:

Debentures – 6th issue	582,930
Finame	59,276
Liability exposure	642,206

Financial investments denominated in reais (cash equivalents)	515,472
Exposure	(126,734)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

15.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Credit Risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash equivalents and receivables. The Company maintains cash and cash equivalents with a number of financial institutions and do not limit its exposure to one institution in particular, according to a formal policy. The Company also holds units in conservative-profile fixed-income investment funds. The funds' assets comprise government bonds and first-line private securities with low risk ratings as per the guidelines set by the Company. Management of the centralized fund's portfolio is provided by Itaú Unibanco Asset Management - Banco de Investimento S.A.

Custody and control of the funds are under the responsibility of Banco Itaú, and risk management is performed by Risk Office. The Company's management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated in subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base.

Debt acceleration risk

The Company’s loan agreements, financing and debentures include the debt covenants normally applicable to these types of transactions, in relation to its complying with economic and financial indices, cash flow requirements and other. The Company has complied with these covenants and they do not restrict its ability to conduct its business in the normal course of operations.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Notes to financial statements

June 30, 2010

(In thousands of reais)

15.  Financial instruments – Continued

c) Risks impacting the business of the Company – Continued

Liquidity risk

Liquidity risk is the risk of a shortfall of funds used for payment of debts, The table below shows payments required for financial liabilities on June 30, 2010.

The amounts presented below include principal and interest payments calculated using the dollar exchange rate at June 30, 2010 (R$ 1.8015/US$ 1) for the debt denominated in US dollars (Global 2020 and Banco Inbursa). The debentures and bank credit notes (Banco Itaú BBA), which are denominated in Brazilian reais and are subject to interest based on the interbank rate (CDI), were forecasted based on the yield curve for their respective payment dates, in accordance with the indices  provided by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Brazilian stock exchange). The Finame loan was estimated based on the long-term interest rate (TJLP) of 6.0% per year for the entire period.

Year of Maturity	FINAME	Perpetual Notes	Global Notes 2020	Banco Inbursa	Debentures	TOTAL

2011	19,870	28,240	53,430	32,990	76,140	210,670
2012	18,850	28,240	53,430	32,990	212,730	346,240
2013	12,490	28,240	53,430	32,990	194,090	321,240
2014	2,820	28,240	53,430	32,990	174,610	292,090
2015	1,750	28,240	53,430	32,990	154,880	271,290
2016	1,480	28,240	53,430	32,990	-	116,140
2017-2020	60	112,960	810,550	422,280	-	1,345,850
Total	57,320	282,400	1,131,130	620,220	812,450	2,903,520

The table shows only the estimated interest payments for the Perpetual Notes, with principal being excluded as there is no maturity date.

Interest payments for the US Dollar denominated debt (Global Notes 2020 and Perpetual Notes) include withholding taxes, is in accordance with the current law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 20, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.